[redacted]

13014941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10624 N. Port Washington Road, Suite 206
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Henry (262)241-8135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
SCOTT W. CAMPBELL
STATE OF WISCONSIN

[illegible signature]
Signature

PRESIDENT
Title

[illegible signature]
Notary Public

Scott W. Campbell
Notary Public Milwaukee County
My Commission Expires: October 16, 2016
Fred A. Henry Came Before February 28th 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

RPB CPAs

Reilly, Penner & Benton LLP

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

TABLE OF CONTENTS

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. as of December 31, 2012 and 2011 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner and Benton LLP
February 23, 2013
Milwaukee, Wisconsin

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 21,157	$ 31,394
Commissions receivable	32,213	59,992
Prepaid expenses and other assets	1,000	1,575
Total current assets	54,370	92,961
Property and equipment:		
Furniture, fixtures, and equipment	8,248	8,248
Accumulated depreciation	(2,788)	(1,394)
Total property and equipment	5,460	6,854
Total assets	$ 59,830	$ 99,815
Liabilities and Stockholders' equity		
Current liabilities:		
Accounts payable	$ 8,918	$ 8,251
Stockholders' equity	50,912	91,564
Total liabilities and stockholders' equity	$ 59,830	$ 99,815

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Statements of Income
Years ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commission income	$ 152,016	$ 233,366
Operating Expenses:		
Consulting fee/personnel costs	41,102	92,795
Professional fees	59,208	9,987
Rent	12,000	12,000
Telephone	5,765	5,555
Travel	---	19,410
General and administrative	12,098	58,929
Total operating expenses	130,173	198,676
Net income	$ 21,843	$ 34,690

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Statements of Changes In Stockholders' Equity
Years ended December 31, 2012 and 2011

	Common Stock *		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2010	100	1	199,999	(139,793)	60,206
Distributions	---	---	---	(3,333)	(3,333)
Net income	---	---	---	34,690	34,690
Balance, December 31, 2011	100	1	199,999	(108,436)	91,564
Additions (Distributions)	---	---	---	(62,495)	(62,495)
Net income	---	---	---	21,843	21,843
Balance, December 31, 2012	100	$ 1	$ 199,999	$ (149,088)	$ 50,912

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Statements of Cash Flows
Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 21,843	$ 34,690
Depreciation expense	1,394	1,394
Effects of changes in operating assets and liabilities:		
Receivables	27,779	(14,269)
Prepaid expenses and other assets	575	225
Accounts payable	667	980
Net cash provided by operating activities	52,258	23,020
Cash flows from investing activities		
Purchases of furniture and equipment	---	(8,247)
Cash flows from financing activities		
Distributions to shareholder	(62,495)	(3,333)
Net cash used by financing activities	(62,495)	(3,333)
Net increase (decrease) in cash and cash equivalents	(10,237)	11,440
Cash and cash equivalents, beginning of year	31,394	19,954
Cash and cash equivalents, end of year	$ 21,157	$ 31,394

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2012 and 2011

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the Company) was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2012. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Revenue Recognition

Commission income is recorded as earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholders for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2009 and Wisconsin income tax examinations for years ending before December 31, 2008.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 23, 2013). There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012 and 2011, respectively, the Company had net capital of $44,452 and $83,135, which is in excess of the minimum requirement by $39,452 and $78,135 respectively. The ratio of aggregate indebtedness was .20 to 1 and .10 to 1, respectively.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Concentrations

Cash and cash equivalents are maintained in financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances held in financial institutions were fully insured at December 31, 2012 due to a temporary federal program in effect through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits.

5. Leases

The Company leases office space under a month-to-month lease agreement that requires monthly payments of $1,000.

6. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2012

Aggregated Indebtedness		
Accounts payable	$	8,918
Total aggregated indebtedness	$	8,918
Minimum required net capital (6 2/3% of aggregated indebtedness)	$	595
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirements		
Stockholder's equity	$	50,912
Deductions:		
Non-allowable prepaids		(1,000)
Non-allowable property and equipment		(5,460)
Net capital		44,452
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	39,452
Ratio of aggregated indebtedness to net capital		0.2 to 1
		0.20

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2012):

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	20,685
Net effect of audit adjustments		23,767
	$	44,452

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
FIMCO Securities Group, Inc.
Mequon, Wisconsin

In planning and performing our audit of the financial statements and supplemental information of FIMCO Securities Group, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in the Company's internal control to be a material weakness:

- One or more audit adjustments were required to prevent the Company's financial statements from being materially misstated. This is indicative that controls may be inadequate to ensure the proper recording of all of the Company's financial transactions in accordance with generally accepted accounting principles. This condition represents a material weakness in internal controls. We recommend that management review the nature of these entries in order to determine if these types of adjustments could be made during the year as part of the ordinary financial reporting process. This would reduce the likelihood of this comment in the future and also increase the accuracy of interim financial statement.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner and Benton LLP
February 23, 2013
Milwaukee, Wisconsin